September 16, 2008

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Health Care Services

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.  20549

Re:	HemaCare Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 14, 2008
File No. 000-15223

Dear Ms. Jenkins;

We are in receipt of your letter dated September 12, 2008 regarding the above referenced filing with the Securities and Exchange Commission (“SEC”).  This letter, along with the attachment, shall serve as our response to the specific comments raised by your letter.

We understand the purpose of your review, and appreciate your comments.  For your convenience, we have reprinted your original comments, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A(T) Controls and Procedures

(b) Management’s Annual Report on Internal Controls over Financial Reporting, page 31

We have reviewed your response and proposed disclosure, noting you plan to take additional actions before the end of 2008.  Your disclosure needs to be more specific as to the steps that are being taken or have been taken to remedy this deficiency and the current status of your plan.  As of the date of your response, if a consultant has been engaged, please disclose when, the status of their work and the projected completion date.  If a consultant has not been engaged, please disclose why and when you plan to move forward with your plan.

1

Response to Comment 1:

1.               We propose to amend this disclosure as indicated in the attachment to address your comments.

We appreciate the Staff’s comments and find them very helpful in enhancing our disclosures.  We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; that the Staff’s comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that a copy of this response letter has been filed on EDGAR. If you have any additional comments after reviewing my responses, please contact me at (818) 251-5312.

Sincerely,

HemaCare Corporation

By:	Robert S. Chilton
Executive Vice President and Chief Financial Officer

Enclosure

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ITEM 9A(T)       CONTROLS AND PROCEDURES

(a)  Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company, with the participation of the Company’s management, carried out a partial evaluation of the effectiveness of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b).  Since management failed to complete a full evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer cannot conclude that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective or ineffective to provide reasonable assurance that information required to be disclosed in this report is:

•                  Recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms; and

•                  Accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Management is not aware any specific control weakness that resulted in a material misstatement in the Company’s financial statements, and management does not believe any of its financial statements contain any material misstatements.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and the Chief Financial Officer and implemented by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals in the United States of America (“GAAP”).

The Company’s internal control over financial reporting includes those policies and procedures that:  i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and directors of the Company; and iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material impact on the financial statements.

The Company’s management, including the Chief Executive Officer, does not expect that the Company’s disclosure controls and procedures, or the Company’s internal controls over financial reporting, will necessarily prevent all fraud and material errors. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all internal control systems, the Company’s internal control system can provide only reasonable assurance of achieving its objectives and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of internal control is also based in part upon certain assumptions about the likelihood of future events, and can provide only reasonable, not absolute, assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in circumstances, or the degree of compliance with the policies and procedures may deteriorate.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management of the Company, including the Chief Executive Officer and Chief Financial Officer,  and with assistance from outside consultants, conducted a partial evaluation of the effectiveness of the Company’s internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included a complete risk assessment of all the Company’s business processes and financial statement account categories based on the following weighted risk categories:

•                  Potential impact on the accuracy of the financial statements (30%)

•                  Nature and complexity (20%)

•                  Degree of subjectivity (20%)

•                  Potential for fraud (20%)

•                  Previously identified errors (10%)

Each financial statement account category was assigned a risk score of 1, 2 or 3, based on if an error might have no material impact on either the balance sheet or income statement, might have a material impact on either the balance sheet or income statement, or might have a material impact on both the balance sheet and income statement.  A calculation was then performed for each financial statement account category to weight the score for each risk category.  At the conclusion of this analysis, management identified those financial statement account categories that were perceived to be either high risk, medium risk or low risk for material error.  Those categorized as high risk were selected for further evaluation of the related internal control structure.

Prior to the completion and filing of the Company’s 2007 10-K, the Company’s outside consultants performed an evaluation of approximately 50% of the internal controls related to the high risk account categories including a review of the related business processes, review of related Company policies, interviews with key personnel and, where applicable, an assessment of related information technology controls.  The Company did not design or execute a testing plan to determine if any of these controls were effective or ineffective.

In addition, the outside consultants performed an evaluation of the Company’s information technology controls, including the design and execution of a testing plan to determine if these controls were effective.

Based on the portion of the consultant’s evaluation that was completed, and based on management’s assessment of selected internal controls, the Company identified the following internal control weakness over financial reporting: (a) the Company failed to institute all elements of an effective program to help prevent and detect fraud by Company employees; (b) the Company did not maintain adequate segregation of duties for staff members responsible for recording revenue; and (c) the Company failed to provide adequate controls over the use of spreadsheets used to record certain accounting entries and used to produce the Company’s financial statements.

Since a complete evaluation of the internal controls related to the high risk account categories was not completed, the Chief Executive Officer and the Chief Financial Officer of the Company cannot conclude that, as of the end of the period covered by this report, the Company’s internal control over financial reporting was effective or ineffective.

On September 11, 2008 the Company hired an outside consultant to assist with the remaining evaluation of the Company’s internal controls in effect in 2007, develop a test plan for the internal controls that were determined to be appropriate and execute the test plan to determine if those controls functioned effectively.  As of (date of proposed amendment), the Company has not completed the evaluation of all the internal controls.  The Company anticipates that the evaluation of internal controls and testing of internal controls will be completed by December 2008.

Management does not believe any of its financial statements contain a material error as a result of any material weakness in internal controls.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c)           Remediation of Material Weakness in Internal Control Over Financial Reporting

From June 2007 through September 2007, the Company engaged the services of an outside consultant to assist with an assessment of the Company’s internal controls.  At the conclusion of this engagement, the consultant provided management with documentation of the internal control weaknesses they identified.  Once management was informed of these weaknesses, the Company has engaged in, and will continue to engage in, remediation efforts to address the material weakness in its internal control over financial reporting.  Specific actions which have been or will be taken are outlined below:

The Company has:

•                  developed a list of identified control weaknesses;

•                  developed action plans to correct each identified weakness;

•                  held meetings to discuss the allocation of resources and timelines to complete each action plan;

•                  instituted other mitigating controls over revenue recognition and over the use of spreadsheets to enhance the control environment pertaining to these areas of material weakness; and

•                  evaluated and standardized SOX testing and controls.

The Company has determined to take the following additional actions before the end of 2008:

•                  retain the services of a consultant, or consultants, to complete an evaluation of the  internal controls in existence for 2007 related to the high risk account categories;

•                  develop a list of additional control weaknesses identified by the consultant or consultants; and

•                  develop action plans to correct each identified additional weakness

The Company will assess the need to take additional actions including, but not limited, to the following:

•                  evaluate accounting and control systems to identify opportunities for enhanced controls;

•                  recruit and hire additional staff to provide greater segregation of duty;

•                  evaluate the need for other employee changes;

•                  expand executive management’s ongoing communications regarding the importance of adherence to internal controls and company policies;

•                  implement an internal auditing function at HemaCare and its subsidiaries; and

•                  evaluate such other actions as the Company’s advisors may recommend.

(d)        Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting known to the Chief Executive Officer or the Chief Financial Officer, that occurred during the Company’s fiscal quarter ended December 31, 2007 that has materially impacted, or is reasonably likely to materially impact, the Company’s internal control over financial reporting.